Exhibit 99.1

For Immediate Release

BioLineRx In-licenses Novel Anti-Inflammatory Treatment
for Dry Eye Syndrome Under Strategic Collaboration with
Major Global Pharmaceutical Company

Therapeutic compound is third project in-licensed under strategic collaboration with Novartis for screening and development
of novel drug candidates

Tel Aviv, Israel – November 21, 2016 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates, announced today that it has signed an exclusive, worldwide agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., for the in-licensing of a novel anti-inflammatory treatment for Dry Eye Syndrome (DES). This project, to be named BL-1230, is the third project in-licensed under the framework of the Company’s strategic collaboration with Novartis Pharma AG for the screening and development of novel drug candidates.

DES is one of the most prevalent ophthalmic medical conditions, particularly in the elderly, affecting up to 30% of the global population aged 50 years and above, with around 40 million people affected in the US alone. The condition leads to discomfort, inflammation and pain. Currently, treatment options are very limited, and include constant rehydration with artificial tears and local immunosuppressants.

BL-1230 is a potent and selective cannabinoid receptor type 2 (CB2R) agonist developed by Professor Raphael Mechoulam from the Department of Medicinal Chemistry and Natural Products at the Faculty of Medicine of the Hebrew University. The involvement of CB2R in immune modulation is well established, and pre-clinical studies in three ocular inflammatory models have demonstrated that BL-1230 eye drops have significant anti-inflammatory activity, which attenuates the pathology and improves histological outcomes. In addition to DES, BioLineRx intends to explore the potential use of this compound in systemic inflammatory conditions.

“BL-1230 is an additional project in our growing immunology portfolio and already the third project in-licensed under the Company’s exciting strategic collaboration with Novartis for the screening and development of novel drug candidates,” commented Philip Serlin, Chief Executive Officer, BioLineRx. “Inflammation is recognized as both a cause and consequence of DES and is a primary target in assessment and clinical treatment. BL-1230 not only targets inflammation via an immunomodulatory pathway that differs from current treatment options, but also may induce analgesic effects. We therefore hope that this drug will have a beneficial therapeutic effect as compared to available treatments.”

In December 2014, BioLineRx and Novartis Pharma AG entered into a multi-year strategic collaboration to facilitate development and commercialization of Israeli-sourced drug candidates. Leveraging BioLineRx’s close and long-lasting ties with academic institutions, hospitals and biomedical companies in Israel, as well as its proven project screening process and development expertise, Novartis continues to evaluate projects identified and presented by BioLineRx for co-development and potential future licensing under the collaboration. The companies intend to co-develop a number of pre-clinical and early clinical therapeutic projects through clinical proof-of-concept. As part of the agreement, Novartis made an equity investment in BioLineRx of $10 million.

About Dry Eye Syndrome
Dry eye syndrome (DES) is a disease resulting in dryness, tear film instability, irritation, redness, itchy feeling, eye fatigue and even blurred vision, with potential damage to the ocular surface. DES can result from various reasons, including tear gland dysfunction, allergies, Sjogren’s syndrome, or as a side effect of certain medications or surgery. It is a common eye disease, affecting up to 30% of the global population to some degree, and can affect up to 70% of elderly people. Artificial tears are the standard first line treatment. The only FDA approved anti-inflammatory drugs for this condition are Restasis (topical cyclosporine 0.05%, Allergan) and Xiidra (ICAM1i, Shire).

About BioLineRx
BioLineRx is a clinical-stage biopharmaceutical company dedicated to identifying, in-licensing and developing promising therapeutic candidates. The Company in-licenses novel compounds, primarily from academic institutions and biotech companies based in Israel, develops them through pre-clinical and/or clinical stages, and then partners with pharmaceutical companies for advanced clinical development and/or commercialization.

BioLineRx’s leading therapeutic candidates are: BL-8040, a cancer therapy platform, which has successfully completed a Phase 2a study for relapsed/refractory AML, is in the midst of a Phase 2b study as an AML consolidation treatment, and has recently initiated a Phase 2 study in stem cell mobilization for allogeneic transplantation; and BL-7010 for celiac disease and gluten sensitivity, which has successfully completed a Phase 1/2 study. In addition, BioLineRx has a strategic collaboration with Novartis for the co-development of selected Israeli-sourced novel drug candidates; a collaboration agreement with MSD (known as Merck in the US and Canada) to run a Phase 2a study in pancreatic cancer using the combination of BL-8040 and Merck’s KEYTRUDA®; and has recently signed a collaboration agreement with Genentech, a member of the Roche Group, to investigate the combination of BL-8040 and Genentech’s Atezolizumab in several Phase 1b studies for multiple solid tumor indications and AML.

For additional information on BioLineRx, please visit the Company’s website at www.biolinerx.com, where you can review the Company’s SEC filings, press releases, announcements and events. BioLineRx industry updates are also regularly updated on Facebook, Twitter, and LinkedIn.

About Yissum
Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. was founded in 1964 to protect and commercialize the Hebrew University’s intellectual property. Products based on Hebrew University technologies that have been commercialized by Yissum currently generate $2 billion in annual sales. Ranked among the top technology transfer companies in the world, Yissum has registered over 9,325 patents covering 2,600 inventions; has licensed out 880 technologies and has spun out 110 companies. For further information please visit www.yissum.co.il.

Various statements in this release concerning BioLineRx’s future expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as ”may,” ”expects,” “anticipates,” “believes,” and ”intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are more fully discussed in the ”Risk Factors” section of BioLineRx’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2016. In addition, any forward-looking statements represent BioLineRx’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

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